QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

THE HERTZ CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS
TO FIXED CHARGES (UNAUDITED)
(In Thousands of Dollars Except Ratios)

	Successor	Predecessor	Predecessor
	For the periods from		Years Ended December 31,
	December 21, 2005 to December 31, 2005	January 1, 2005 to December 20, 2005	2004	2003	2002	2001
Income (loss) before income taxes and minority interest	$(33,218)	$574,906	$502,552	$237,492	$216,394	$2,723
Interest expense	26,812	510,403	408,171	372,924	376,710	413,711
Portion of rent estimated to represent the interest factor	4,084	131,449	119,918	118,813	115,879	116,393

Earnings (loss) before income taxes, minority interest and fixed charges	$(2,322)	$1,216,758	$1,030,641	$729,229	$708,983	$532,827

Interest expense (including capitalized interest)	$26,939	$513,275	$409,046	$373,522	$377,852	$415,198
Portion of rent estimated to represent the interest factor	4,084	131,449	119,918	118,813	115,879	116,393

Fixed charges	$31,023	$644,724	$528,964	$492,335	$493,731	$531,591

Ratio of earnings to fixed charges	(a )	1.9	1.9	1.5	1.4	1.0

(a)
Earnings (loss) before income taxes, minority interest and fixed charges for the Successor period ended December 31, 2005 were inadequate to cover fixed charges by $33.3 million.

QuickLinks

  Exhibit 12.1
THE HERTZ CORPORATION AND SUBSIDIARIES COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED) (In Thousands of Dollars Except Ratios)